AB 3/11/06

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SECURITIES AND EXCHANGE COMMISSION

06004447

SEC MAIL PROCESSING SECTION RECEIVED FEB 21 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 9809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George E. Dullnig & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 E. Travis St., Suite 11
(No. and Street)

San Antonio (City) Texas (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George R. Dullnig (210) 225-6806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen, Berg & Co., P.C.
(Name – *if individual, state last, first, middle name*)

130 E. Travis St., Suite 400 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

OATH OR AFFIRMATION

I, George R. Dullnig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George E. Dullnig & Co., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERRIE D. HENNEKE
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-18-2006

Signature

President
Title

Cherrie D. Henneke
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT OF

GEORGE E. DULLNIG & CO.

AS OF

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

COHEN BERG & CO., P.C.

Certified Public Accountants

Stanley Cohen, CPA
Harold M. Berg, CPA
Leonard Retzloff, CPA

Board of Directors
George E. Dullnig & Co.
San Antonio, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of George E. Dullnig & Co. (a Texas Corporation) as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George E. Dullnig & Co. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen, Berg & Co., P.C.

Cohen, Berg & Co., P.C.
Certified Public Accountants

January 26, 2006
San Antonio, Texas

130 E. Travis, Suite 400, San Antonio, Texas 78205-1632 (210) 222-8054 fax: (210) 222-8496
Member American Institute of Certified Public Accountants

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005		2004	
CURRENT LIABILITIES				
Payables to Broker-Dealers and Clearing Organizations	$	96,778	$	120,084
Checks Written Against Future Deposits		15,884		16,378
total current liabilities	$	112,662	$	136,462
OTHER LIABILITIES				
Deferred Income Tax	$	27,000	$	25,000
STOCKHOLDERS' EQUITY				
Common Stock: $1 Par Value, 1,000,000 Shares Authorized, 69,000 Shares Outstanding	$	69,000	$	69,000
Preferred Stock		500		500
Paid in Capital		835		835
Retained Earnings		65,211		77,004
Unrealized Gain on Securities		150,686		179,771
total stockholders' equity		286,232		327,110
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	425,894	$	488,572

"The accompanying notes are an integral part of these Financial Statements."

GEORGE E. DULLNIG & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	COMMON STOCK	PREFERRED STOCK	PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE JANUARY 1, 2004	$ 69,000	$ 500	$ 835	$ 70,756	$ 153,816	$ 294,907
NET INCOME				6,248		6,248
UNREALIZED GAINS ON INVESTMENT SECURITIES - (NET OF DEFERRED TAXES OF $2,000)					25,955	25,955
BALANCE DECEMBER 31, 2004	$ 69,000	$ 500	$ 835	$ 77,004	$ 179,771	$ 327,110
NET INCOME				61,309		61,309
DIVIDENDS PAID				(73,102)		(73,102)
UNREALIZED LOSSES ON INVESTMENT SECURITIES - (NET OF DEFERRED TAXES OF $2,000)					(29,085)	(29,085)
BALANCE DECEMBER 31, 2005	$ 69,000	$ 500	$ 835	$ 65,211	$ 150,686	$ 286,232

"The accompanying notes are an integral part of these Financial Statements."

GEORGE E. DULLNIG & CO.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		2005	% Income		2004	% Income
INCOME						
Commissions - OTC Agency	$	123,177	22.1	$	194,813	40.2
Commissions - OTC 3rd Market		331,895	59.8		264,120	54.7
Commissions - Listed Securities		833	0.1		0	0.0
Mutual Fund Income		356	0.1		258	0.1
Gain (Loss) from Sale of Trading Securities		(14,624)	(2.6)		333	0.1
Gain from Sale of Investment Securities		67,563	12.2		0	0.0
Unrealized Gain (Loss) on Trading Securities		17,259	3.1		(3,293)	(0.7)
Miscellaneous Income		2,348	0.4		1,043	0.2
Dividend Income		4,814	0.9		5,692	1.2
Interest Income		21,839	3.9		20,229	4.2
total income	$	555,460	100.0	$	483,195	100.0
OPERATING EXPENSES		480,195	86.6		475,127	98.3
INCOME FROM OPERATIONS	$	75,265	13.4	$	8,068	1.7
OTHER INCOME (EXPENSE)						
Other Income	$	3,136	0.6	$	3,465	0.7
Interest Expense		(7,092)	(1.3)		(4,285)	(0.9)
total other income (expense)		(3,956)	(0.7)		(820)	(0.2)
INCOME BEFORE INCOME TAX	$	71,309	12.7	$	7,248	1.5
INCOME TAX EXPENSE		10,000	1.8		1,000	0.2
NET INCOME	$	61,309	10.9	$	6,248	1.3
OTHER COMPREHENSIVE INCOME						
Unrealized Gains (Losses) on Available for Sale Securities - net of taxes		(29,085)			25,955	
TOTAL COMPREHENSIVE INCOME	$	32,224		$	32,203	

"The accompanying notes are an integral part of these Financial Statements."

SUPPLEMENTAL DISCLOSURES:

... *No income taxes were paid in the years presented.*

... *The company incurred and paid margin interest costs of $7,092 and $4,285 for the years ended December 31, 2005 and 2004, respectively.*

NONCASH DISCLOSURES:

... *Deferred taxes on the unrealized gains on investment securities increased by $2,000 and and decreased by $2,000 for the years ended December 31, 2005 and 2004, respectively.*

"The accompanying notes are an integral part of these Financial Statements."

E. Marketable Securities

Marketable securities are carried at fair market value which is in compliance with the S.E.C.'s regulations in reporting marketable securities.

Marketable securities at December 31, are summarized as follows:

	2005	2004
Trading Securities		
Market Value	$ 80,968	$ 98,515
Cost	157,323	192,125
Unrealized Loss	$ (76,355)	$ (93,610)
Investment Securities		
Market Value	$ 215,702	$ 259,343
Cost	38,016	54,572
Unrealized Gain	$ 177,686	$ 204,771
Less: Deferred taxes on unrealized gains on investment securities	(27,000)	(25,000)
Net Unrealized Gain on Investment Securities	$ 150,686	$ 179,771

During the years December 31, 2005 and 2004, the Company had realized gains from the sale of some of its trading and investment securities. The sales proceeds and cost basis by year are as follows:

	2005	2004
Trading Securities		
Sales Proceeds	$ 20,325	$ 15,492
Cost Basis	34,949	15,159
Realized Gain (Loss)	$ (14,624)	$ 333

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The deferred tax asset results primarily from the net operating loss carryforwards of $104,357 and $122,463. The net operating losses can be carried forward a maximum of twenty years. The net operating loss carryforwards are set to expire in the following amounts for the given years:

2020	12,687
2021	14,595
2022	808
2023	76,267
	$104,357

The deferred tax liability is resulting from $177,686 and $204,771 in unrealized gains on securities required to be stated at market value for tax purposes for the years ended December 31, 2005 and 2004, respectively.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $219,914 and $212,342, which is $119,914 and $112,342 in excess of its required net capital of $100,000. The company's percentage of aggregate indebtedness to net capital was 44% and 57% for the years ended December 31, 2005 and 2004.

NOTE 3 - OTHER DISCLOSURES

The most recent annual report of George E. Dullnig & Co., pursuant to Rule 17A-5 is available for examination at our office as well as the regional office of the Securities and Exchange Commission, Ft. Worth, Texas.

GEORGE E. DULLNIG & CO.

SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	% Income	2004	% Income
OPERATING EXPENSES				
Advertising	$ 7,790	1.4	$ 13,464	2.8
Brokerage and Clearance Fees	45,578	8.2	47,805	9.9
Charitable Contributions	418	0.1	500	0.1
Commissions	256,370	46.2	255,456	52.9
Contract Labor	1,448	0.3	240	0.0
Depreciation	2,304	0.4	2,426	0.5
Dues, Fees and Assessments	6,009	1.1	3,418	0.7
Entertainment	7,056	1.3	7,075	1.5
Gifts	0	0.0	721	0.1
Insurance	35,568	6.4	33,453	6.9
Internet	3,905	0.7	4,058	0.8
Miscellaneous	715	0.1	0	0.0
Office	3,056	0.6	1,737	0.4
Parking	5,480	1.0	5,600	1.2
Payroll Service	947	0.2	756	0.2
Petty Cash	130	0.0	50	0.0
Postage	1,647	0.3	1,377	0.3
Printing and Reproduction	601	0.1	606	0.1
Professional Services	8,750	1.6	8,435	1.7
Rent	22,798	4.1	19,686	4.1
Repairs and Maintenance	921	0.2	118	0.0
Salaries - Other	41,113	7.4	40,574	8.4
Taxes - General	117	0.0	212	0.0
Taxes - Payroll	17,187	3.1	17,533	3.6
Taxes - State/Local	368	0.1	353	0.1
Telephone	4,527	0.8	4,676	1.0
Temporary Services	1,313	0.2	0	0.0
Travel	0	0.0	375	0.1
Wire Service	4,079	0.7	4,423	0.9
TOTAL OPERATING EXPENSES	$ 480,195	86.6	$ 475,127	98.3

Computation of Basic Net Capital Requirement

Minimum Net Capital Required:		
Total Aggregage Indebtedness @ 6.667%	$ 6,452	$ 8,006
Minimum Dollar Net Capital Requirement of Reporting Broker	100,000	100,000
Net Capital Requirement	$ 100,000	$ 100,000
Excess Net Capital	$ 119,914	$ 112,342
Excess Net Capital at 1000%	$ 210,236	$ 200,334
Percentage of Aggregate Indebtedness to Net Capital	44%	57%

No material differences exist between the net capital presented on the preceding page and the Company's net capital as reported on Part II of the FOCUS report.

COHEN & BERG
& CO., P.C.

Certified Public Accountants

Stanley Cohen, CPA
Harold M. Berg, CPA
Leonard Retzloff, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
George E. Dullnig & Co.
San Antonio, Texas

In planning and performing our audit of the financial statements and supplemental schedules of George E. Dullnig & Co. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

130 E. Travis, Suite 400, San Antonio, Texas 78205-1632 (210) 222-8054 fax: (210) 222-8496
Member American Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen, Berg & Co., P.C.

Cohen, Berg & Co., P.C.
Certified Public Accountants

San Antonio, Texas
January 26, 2006